Filed Pursuant to Rule 433
Registration No. 333-165133
May 24, 2010

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 24, 2010)
Issuer:	Georgia Power Company
Security:	Series 2010B 5.40% Senior Notes due June 1, 2040
Expected Ratings:*	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$600,000,000
Initial Public Offering Price:	99.339%
Maturity Date:	June 1, 2040
Treasury Benchmark:	4.625% due February 15, 2040
US Treasury Yield:	4.095%
Spread to Treasury:	+135 basis points
Re-offer Yield:	5.445%
Make-Whole Call:	T+20 basis points
Coupon:	5.40%
Interest Payment Dates:	June 1 and December 1 of each year beginning December 1, 2010
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	373334JR3
Trade Date:	May 24, 2010
Expected Settlement Date:	June 3, 2010 (T+7)
Joint Book-Running Managers:	Banc of America Securities LLC Goldman, Sachs & Co. J.P. Morgan Securities Inc. RBS Securities Inc. SunTrust Robinson Humphrey, Inc.
Co-Managers:	Deutsche Bank Securities Inc. U.S. Bancorp Investments, Inc. Scotia Capital (USA) Inc. CastleOak Securities, L.P. Guzman & Company The Williams Capital Group, L.P. Toussaint Capital Partners, LLC
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Banc of America Securities LLC toll free at 1-800-294-1322, Goldman, Sachs & Co. toll free at 1-866-471-2526, J.P. Morgan Securities Inc. at 1-212-834-4533, RBS Securities Inc. toll free at 1-866-884-2071 or SunTrust Robinson Humphrey Inc. toll free at 1-800-685-4786.